UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

EXCEED COMPANY LTD.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G32335

(CUSIP Number)

Victory Summit Investments Limited

New Horizon Capital Partners III, Ltd.

New Horizon Capital Partners, Ltd.

New Horizon Capital III, L.P.

New Horizon Capital, L.P.

Windtech Holdings Limited

Wisetech Holdings Limited

190 Elgin Avenue, George Town

Grand Cayman, KY1-9005, Cayman Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G32335

1.	Name of Reporting Person: Windtech Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. G32335

1.	Name of Reporting Person: New Horizon Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. G32335

1.	Name of Reporting Person: New Horizon Capital Partners III, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. G32335

1.	Name of Reporting Person: Wisetech Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. G32335

1.	Name of Reporting Person: New Horizon Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person PN

CUSIP No. G32335

1.	Name of Reporting Person: New Horizon Capital Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. G32335

1.	Name of Reporting Person: Victory Summit Investments Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

INTRODUCTORY NOTE

This Amendment No. 5 to Schedule 13D (this “Statement”) amends the original statement on Schedule 13D (as amended by Amendment No. 1 to Schedule 13D filed on February 28, 2014, Amendment No. 2 to Schedule 13D filed on June 5, 2014, Amendment No. 3 to Schedule 13D filed on September 23, 2014 and Amendment No. 4 to Schedule 13D filed on October 21, 2014, the “Existing Schedule 13D”) filed with the Securities and Exchange Commission on December 4, 2013 jointly by Shuipan Lin, Shuili Chen, Tiancheng Int’l Investment Group Limited, Victory Summit Investments Limited, New Horizon Capital Partners III, Ltd., New Horizon Capital Partners, Ltd., New Horizon Capital III, L.P., New Horizon Capital, L.P., Windtech Holdings Limited, Wisetech Holdings Limited, Jinlei Shi, RichWise International Investment Group Limited, Weixin Zhuang, HK Haima Group Limited, Dongdong Ding, Zenghong Liu and Eagle Rise Investments Limited.

Capitalized terms used but not defined in this Statement  shall have the meanings assigned to such terms in the Existing Schedule 13D.

ITEM 2.                       Identity and Background

Item 2 of the Existing Schedule 13D is hereby supplemented follows :

This Schedule 13D amends the previous joint filing on behalf of the following persons (each a “Current Reporting Person” and collectively the “Current Reporting Persons”): Windtech Holdings Limited, a BVI limited liability company; New Horizon Capital III, L.P., a Cayman Islands limited partnership; New Horizon Capital Partners III, Ltd., a Cayman Islands corporation; Wisetech Holdings Limited, a BVI limited liability company; New Horizon Capital, L.P., a Cayman Islands limited partnership; New Horizon Capital Partners, Ltd., a Cayman Islands corporation; and Victory Summit Investments Limited, a BVI limited liability company. A Joint Filing Agreement entered into by and among the Current Reporting Persons, dated April 1, 2019, is attached hereto as Exhibit 7.1. Each Current Reporting Person disclaim the existence of a “group” with any person other than the other Current Reporting Persons.

ITEM 4.                       Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

As the transactions contemplated in the Merger Agreement did not proceed to completion by the termination date specified therein, in connection with the unwinding of New Horizon Capital, L.P and New Horizon Capital III, L.P., which are investment funds, and liquidation of assets held by the same, the Current Reporting Persons, including New Horizon Capital, L.P. and New Horizon Capital III, L.P., have caused Windtech Holdings Limited and Wisetech Holdings Limited to sell all of the ordinary shares of the issuer (“Ordinary Shares”) held by them to Morgan Stanley & Co. International Plc, in the amount of 3,957,784 Ordinary Shares, for the aggregate consideration of US$2. The Current Reporting Persons have made the decision to sell described in the foregoing independently and not in mutual agreement with any person other than them.

ITEM 7.                       Materials to be Filed as Exhibits

Exhibit 7.1:        Joint Filing Agreement by and among the Current Reporting Persons, dated April 1, 2019.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2019

Windtech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

Wisetech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital III, L.P.
By New Horizon Capital Partners III, Ltd., its general partner

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital, L.P.
By New Horizon Capital Partners, Ltd., its general partner

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital Partners III, Ltd.

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital Partners, Ltd.

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

Victory Summit Investments Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director